Cohen & Steers

280 Park Avenue

New York, NY 10017

July 14, 2011

Securities and Exchange Commission

Filing Desk

100 F. Street N.E.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of:

Cohen & Steers Closed-End Opportunity Fund, Inc. (File No. 811-21948)

Cohen & Steers Dividend Majors Fund, Inc. (File No. 811-21633)

Cohen & Steers Global Income Builder, Inc. (File No. 811-22057)

Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485)

Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481)

Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326)

Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455)

Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)	A copy of the Fidelity Bond (the “Bond”), effective June 30, 2011, issued by St. Paul Fire and Marine Insurance Company insuring the Funds is attached as Exhibit 1;

(ii)	A copy of the joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f) is attached as Exhibit 2;

(iii)	A copy of the resolutions of the Directors of each Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached as Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet, showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached as Exhibit 4.

The premiums for the bond will be appropriately paid from June 30, 2011 through June 30, 2012.

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne
Assistant Secretary